UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cronos Group Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

22717L101
(CUSIP Number)

Jason Adler 489 5th Avenue, Suite 29A New York, New York 10017 (212) 659-3838
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 22717L101	SCHEDULE 13D	Page 2 of 6

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gotham Green Fund 1, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 450,465
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 450,465
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450,465
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.135%(1)
14	TYPE OF REPORTING PERSON PN

(1) This calculation is based on 332,979,577 common shares, no par value (“Common Shares”), of Cronos Group Inc. (the “Issuer”) outstanding as of March 25, 2019.

CUSIP No. 22717L101	SCHEDULE 13D	Page 3 of 6

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gotham Green GP 1, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 450,465
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 450,465
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450,465
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.135%(2)
14	TYPE OF REPORTING PERSON OO

(2) This calculation is based on 332,979,577 Common Shares of the Issuer outstanding as of March 25, 2019.

CUSIP No. 22717L101	SCHEDULE 13D	Page 4 of 6

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jason Adler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,825,601 (includes Common Shares underlying warrants and options. See Item 5.)
	8	SHARED VOTING POWER 450,465
	9	SOLE DISPOSITIVE POWER 14,825,601 (includes Common Shares underlying warrants and options. See Item 5.)
	10	SHARED DISPOSITIVE POWER 450,465
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,276,066
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.588%(3)
14	TYPE OF REPORTING PERSON IN

(3) This calculation is based on 332,979,577 Common Shares of the Issuer outstanding as of March 25, 2019.

CUSIP No. 22717L101	SCHEDULE 13D	Page 5 of 6

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by Gotham Green Fund 1, L.P. (“Gotham Green”), Gotham Green GP 1, LLC (“Gotham Green GP”) and Jason Adler (together with Gotham Green and Gotham Green GP, the “Reporting Persons”), pursuant to Rule 13d-2(a) under the Exchange Act, to amend the Schedule 13D filed on June 11, 2018 (the “Initial Schedule 13D”) relating to the common shares, no par value (the “Common Shares”), of Cronos Group Inc., an Ontario corporation (the “Issuer”). As a result of the issuance of 149,831,154 Common Shares by the Issuer on March 8, 2019, the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Shares and are no longer required to report their beneficial ownership on Schedule 13D.  Except as set forth below, all Items of the Initial Schedule 13D remain unchanged.  All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Initial Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
Item 5 of the Initial Schedule 13D is hereby amended to restate paragraphs (a), (b) and (e) in their entirety, and to add the information set forth in (c) below to the end of paragraph (c).  The responses to this Item 5 and the information on the cover page are based on there being 332,979,577 Common Shares outstanding as of March 25, 2019.
(a) and (b) Based on the foregoing, (i) the 450,465 Common Shares beneficially owned by Gotham Green and Gotham Green GP represent approximately 0.135% of the Common Shares outstanding and (ii) the 14,825,601 Common Shares (which includes 6,987,134 Common Shares underlying warrants and 1,159,375 Common Shares underlying stock options referenced in Item 3 of this Schedule 13D) beneficially owned by Jason Adler represent approximately 4.452% of the Common Shares outstanding.
The Common Shares beneficially owned by Jason Adler excludes 2,073,958 Common Shares issuable upon the exercise of stock options awarded to Jason Adler because such stock options have not yet vested.
As the general partner of Gotham Green, Gotham Green GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the 450,465 Common Shares held for the account of Gotham Green. By virtue of Jason Adler’s position as the Managing Member of Gotham Green GP, Jason Adler may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 450,465 Common Shares held for the account of Gotham Green and, therefore, Jason Adler may be deemed to be the beneficial owner of such Common Shares.
As of the date hereof, none of the Reporting Persons own any Common Shares other than the Common Shares covered in this statement on Schedule 13D.
(c)  “On March 29, 2019, subsequent to the date the Reporting Persons ceased to be required to report their beneficial ownership on Schedule 13D, in a private transaction Mr. Adler transferred 3,000,000 warrants.”
(e)  As a result of the issuance of 149,831,154 Common Shares by the Issuer on March 8, 2019, the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Shares and are no longer required to report their beneficial ownership on Schedule 13D.

CUSIP No. 22717L101	SCHEDULE 13D	Page 6 of 6
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 4, 2019

GOTHAM GREEN FUND 1, L.P.

By:	/s/ Jason Adler
Name: Jason Adler
Title: Managing Member of the General Partner

GOTHAM GREEN GP 1, LLC

By:	/s/ Jason Adler
Name: Jason Adler
Title: Managing Member

JASON ADLER

By:	/s/ Jason Adler
Name: Jason Adler